SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                         AMENDMENT NO. 1

                               TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


         Entergy International Investments No. 1 Ltd LLC

                (Name of foreign utility company)


              Entergy Power Development Corporation

         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Whitman Breed Abbott & Morgan LLP
Entergy Services, Inc.             200 Park Avenue
639 Loyola Avenue                  New York, New York  10166
New Orleans, Louisiana  70113


                    Frederick F. Nugent, Esq.
                    General Counsel
                    Entergy Enterprises, Inc.
                    4 Park Plaza
                    Suite 2000
                    Irvine, CA  92614

          Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that, by virtue of the sale by Entergy of its entire indirect ownership interest in London Electricity plc to Electricite de France, Entergy International Investments No. 1 Ltd LLC relinquishes its status as a "foreign utility company" within the meaning of Section 33 of the Act.

                           SIGNATURE


          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT CORPORATION



                              By:  /s/ Frederick F. Nugent
                                      Frederick F. Nugent
                                      Assistant Secretary


Dated:  January 25, 1999